September 26, 2024

Stephen Preston
Co-Chief Executive Officer
FrontView REIT, Inc.
3131 McKinney Avenue
Suite L10
Dallas, TX 75204

       Re: FrontView REIT, Inc.
           Amendment No. 1 to Registration Statement on Form S-11
           Filed September 24, 2024
           File No. 333-282015
Dear Stephen Preston:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-11
Dilution, page 61

1. Please clarify for us how you derived the Net decrease in pro forma net tangible book value per share attributable to the REIT Contribution Transactions and the
       Internalization of $1.04 and the Increase in pro forma net tangible book value per share attributable to this offering of $1.37.
2. We note your tabular presentation showing $228.7 million of cash contributions by the New investors. Please revise to present the total public contribution from the offering of $250.8M, or tell us how you determined such revision is unnecessary. Refer to Item
       506 of Regulation S-K.
 September 26, 2024
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 65

3. We note your revised disclosure that your New Revolving Credit Facility and New
       Delayed Draw Term Loan will provide additional sources of debt funding of up to $250 million and $200 million, respectively. Please further revise to disclose your available debt funding from these sources on a pro forma basis.
Certain Relationships and Related Party Transactions
Outsourcing Agreement, page 137

4. We note that you have added disclosure regarding an agreement with North American
       Asset Management Corp. Please clarify the other services for which you may rely on
       NAAM, and the nature of the relationship. Further, please provide disclosure regarding this relationship in your summary and business section as appropriate, including detailed disclosure regarding your compensation arrangement.
Pro Forma Condensed Consolidated Financial Statements, page F-22

5. We refer you to footnotes (C) and (H) which indicate the total amount of consideration for the Internalization is $38.8 million and that $37.6 million is the termination cost of the management arrangement. Please address the following:
           Please tell us and revise footnotes (C) and (H) to clarify how the $37.6 million is reflected in the Unaudited Pro Forma financial statements.
           To the extent the pro forma adjustments related to these footnotes include amounts that are netted to arrive at a single line item within your pro forma financial statements, please revise to disaggregate these amounts in the respective footnotes so that the various components are presented.
           Please tell us how the consideration of $38.8 million and termination cost of $37.6 million were derived and how the termination cost is related to the 931,490 shares of
           OP Units to be issued.
6. We note your $3.9 million non-cash compensation expense adjustment to arrive at your estimated cash available for distribution as well as AFFO and your $1.9 million non-cash compensation expense adjustment to arrive at AFFO and Adjusted EBITDAre. Please tell us where these adjustments are presented in the pro forma statements of operations and update the pro forma footnote disclosures as needed.
7. We note your disclosure of the one-time grant of 556,717 RSUs shortly after consummation of the offering. Please tell us if such grant is reflected in the pro forma financial information. To the extent this grant is not reflected, please tell us how you determined it was not necessary to do so. To the extent this grant is reflected, please tell us and clarify in your footnotes where such grant is reflected. Reference is made to Article
       11 of Regulation S-X.
8. We note your disclosure of the outsourcing agreement on page 137. Please tell us what consideration you gave to reflecting this agreement within your pro forma financial information. Reference is made to Article 11 of Regulation S-X. September 26, 2024
Page 3

Signatures, page II-7

9. Please include the signature of your controller or principal accounting officer, as required by Instruction 1 to the Signatures to Form S-11.
       Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Stuart A. Barr, Esq.